UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RADIUS HEALTH, INC.

(Name of Subject Company)

GINGER MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

GINGER ACQUISITION, INC.

(Parent of Offeror)

GINGER HOLDINGS, INC.

GINGER TOPCO L.P.

GINGER GP LLC

GPC WH FUND LP

B-FLEXION INTERNATIONAL GP LLC

PATIENT SQUARE EQUITY PARTNERS, LP

PATIENT SQUARE EQUITY ADVISORS, LP

PATIENT SQUARE CAPITAL HOLDINGS, LLC

(Other Persons)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

750469207

(CUSIP Number of Class of Securities)

Adam Dilluvio Ginger Merger Sub, Inc. c/o Gurnet Point Capital , LLC 55 Cambridge Parkway, Suite 401 Cambridge, MA 02142 (617) 588-4900	Adam Fliss Ginger Merger Sub, Inc. c/o Patient Square Capital, LP 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 677-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Peter N. Handrinos Leah R. Sauter Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 880-4500	Michael E. Weisser, P.C. Maggie D. Flores Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 13, 2022, as amended by Amendment No. 1 to the Schedule TO filed on July 21, 2022 and Amendment No. 2 to the Schedule TO filed on July 26, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”), by Ginger Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ginger Acquisition, Inc., a Delaware corporation (“Parent”), Parent, Ginger Holdings, Inc., a Delaware corporation, Ginger TopCo L.P., a Delaware limited partnership, Ginger GP LLC, a Delaware limited liability company, GPC WH Fund LP, a Delaware limited partnership, B-FLEXION International GP LLC, a Delaware limited liability company, Patient Square Equity Partners, LP, a Delaware limited partnership, Patient Square Equity Advisors, LP, a Delaware limited partnership, and Patient Square Capital Holdings, LLC, a Delaware limited liability company. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Radius Health, Inc., a Delaware corporation (“Radius”), in exchange for (x) an amount in cash equal to $10.00, without interest and less applicable tax withholdings (the “Cash Consideration”), and (y) one contractual contingent value right (a “CVR”) that will represent the right to receive a contingent payment of $1.00 (without interest thereon) upon the achievement of a specified milestone (the Cash Consideration and one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in an Offer to Purchase, dated July 13, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

1.

The Offer to Purchase and Items 4, 5, 6, 8 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby supplemented by adding the following paragraph after the eighth paragraph of Section 12 of the Offer to Purchase entitled “Purpose of the Offer; Plans for Radius” on page 58:

“Future Arrangements. It is possible that Radius employees, including the executive officers, will enter into new compensation arrangements with Parent or their affiliates (other than Radius and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of August 2, 2022, no such compensation arrangements have been established. Any such arrangements with Radius’s employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all. Prior to the date hereof, there have been no discussions with the Company’s management regarding post-Closing employment and there were no assurances of continued employment provided to the Company’s management. None of Parent’s proposals made in connection with the acquisition of the Company conditioned the closing of the contemplated transaction on members of Company management rolling pre-Closing equity in the Company into the post-Closing entity.”

2.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by replacing the paragraph under the sub-heading “Litigation” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” on page 64 with the following:

“Litigation. As of August 2, 2022, seven complaints have been filed by purported stockholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it false and misleading:

•

On July 18, 2022, a purported stockholder of the Company named Elaine Wang filed a complaint against the Company and members of the board of directors of the Company (the “Company Board”) in the United States District Court for the Southern District of New York, captioned Wang v. Radius Health, Inc., et al., Case No. 1:22-cv-6116.

1

•

On July 18, 2022, another purported stockholder of the Company named Timothy Schnupp filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Schnupp v. Radius Health, Inc., et al., Case No. 1:22-cv-06117.

•

On July 20, 2022, another purported stockholder of the Company named James Walton filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Walton v. Radius Health, Inc., et al., Case No. 1:22-cv-06171.

•

On July 25, 2022, another purported stockholder of the Company named Brian Jones filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Jones v. Radius Health, Inc., et al., Case No. 1:22-cv-00967.

•

On July 25, 2022, another purported stockholder of the Company named Matthew Whitfield filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Whitfield v. Radius Health, Inc., et al., Case No. 1-22-cv-00973.

•

On July 25, 2022, another purported stockholder of the Company named Marc Waterman filed a complaint against the Company and members of the Company Board in the United States District Court for the District of Delaware, captioned Waterman v. Radius Health, Inc., et al., Case No. 1-22-cv-00975.

•

On July 26, 2022, another purported stockholder of the Company named Sean Riley filed a complaint against the Company and members of the Company Board in the United States District Court for the Southern District of New York, captioned Riley v. Radius Health, Inc., et al., Case No. 1-22-cv-06359.

The seven complaints filed in the above-referenced actions allege, among other things, that the defendants violated Sections 14(d), 14(e), and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14d-9 promulgated thereunder, by omitting or misrepresenting certain allegedly material information from the Schedule 14D-9 filed in connection with the Offer. Those complaints allege that such omissions and misrepresentations rendered the Schedule 14D-9 false and misleading. The above-referenced actions are referred to collectively as the “Tender Offer Litigation.”

As of August 2, 2022, Radius had also received six stockholder demand letters, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed, and two books and records demand letters which generally seek information in connection with a purported stockholder’s investigation of, among other things, (i) the events leading to the execution of the Merger Agreement, (ii) the independence and disinterestedness of certain members of Radius’s Board of Directors and management, (iii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place, and (iv) the value of such purported stockholder’s shares.

Additional complaints may be filed against Radius, the Radius Board, Parent, Purchaser and/or other filing persons in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, Parent, Purchaser or other filing persons will not necessarily announce such additional complaints.

Parent and Purchaser believe the allegations and claims asserted in the Tender Offer Litigation are without merit and that supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Tender Offer Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Tender Offer

2

Litigation, and without admitting any liability or wrongdoing, Radius voluntarily made certain supplemental disclosures related to the proposed transactions, all of which are set forth in Radius’s Amendment No. 1 to its Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9 Amendment”), filed by Radius with the SEC on August 3, 2022. Notwithstanding the provision by Radius of the additional disclosure in its 14D-9 Amendment, nothing in this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth therein.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GINGER MERGER SUB, INC.

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GINGER ACQUISITION, INC.

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GINGER HOLDINGS, INC.

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

Date: August 3, 2022

GINGER TOPCO L.P.
By: GINGER GP LLC, its General Partner
By: GPC WH FUND LP, its Sole Member
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

GINGER GP LLC
By: GPC WH FUND LP, its Sole Member
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

Date: August 3, 2022

GPC WH FUND LP
By: B-FLEXION International GP LLC, its General Partner

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

B-FLEXION INTERNATIONAL GP LLC

By	/s/ Ronald Cami
Name: Ronald Cami
Title: Manager

By	/s/ Adam Dilluvio
Name: Adam Dilluvio
Title: Secretary and Treasurer

Date: August 3, 2022

PATIENT SQUARE EQUITY PARTNERS, LP
By: Patient Square Equity Advisors, LP, its General Partner
By: Patient Square Capital Holdings, LLC, its General Partner

By	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

PATIENT SQUARE EQUITY ADVISORS, LP
By: Patient Square Capital Holdings, LLC, its General Partner

By	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

PATIENT SQUARE CAPITAL HOLDINGS, LLC

By	/s/ Adam Fliss
Name: Adam Fliss
Title: General Counsel

Date: August 3, 2022